Versartis & Aravive Proposed Combination June 2018 Filed by Versartis, Inc. Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Versartis, Inc. Commission File No. 001-36361

Important Information Forward-Looking Statements This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Versartis, Aravive, the merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Versartis, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements included in this communication include statements regarding the anticipated completion of the proposed merger and Aravive’s planned clinical activities, including the initiation and availability of data from clinical studies. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Versartis and Aravive to consummate the merger; risks related to Versartis’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Versartis’s common stock relative to the exchange ratio; the ability of Versartis or Aravive to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; provisions in certificate of incorporation, bylaws and laws of Delaware containing provisions that could delay or discourage a change in control of the Company; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Versartis’s most recent Annual Report on Form 10-K, Versartis's recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed, each as filed with or furnished to the SEC. Versartis can give no assurance that the conditions to the merger will be satisfied. Except as required by applicable law, Versartis undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information, cont. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Important Additional Information Will be Filed with the SEC This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of June 3, 2018, by and among Versartis, Inc., Velo Merger Sub, Inc. and Aravive Biologics, Inc. In connection with the proposed transaction between Versartis and Aravive, Versartis intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. VERSARTIS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSARTIS, THE MERGER AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Versartis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Versartis with the SEC by contacting Versartis, Inc., 1020 Marsh Road, Menlo Park, California 94025, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger. Participants in the Solicitation Versartis and Aravive, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about Versartis’s directors and executive officers is included in Versartis’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 6, 2018, and the Form 10-K/A filed with the SEC on April 11, 2018. Additional information regarding these persons and their interests in the merger will be included in the proxy statement relating to the merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Proposed combination to drive sustainable innovation and shareholder value creation Promising Validated Target Synergistic team capabilities Value Creation GAS6-AXL is a scientifically validated and promising oncology target Elevated GAS6 levels associated with poor prognosis in cancer Target’s significance supported by extensive research Versartis brings development and commercial planning expertise, as well as operational proficiency Aravive brings strong scientific and clinical capabilities Together we have the talent and financial resources to advance the development program to important inflection points in the next 24 months that have the potential to create significant value for shareholders AVB-S6-500 is a High Affinity, Highly Specific AXL Inhibitor AXL-Fc fusion protein engineered for strong stability and very high affinity for GAS6 AVB-S6-500, has been well tolerated in an ongoing Phase 1 trial where proof of mechanism has been established-- full GAS6 neutralization at all doses tested

Transaction highlights Key Terms Privately-held Aravive Biologics will merge with a subsidiary of Versartis, Inc. in an all stock transaction Versartis shareholders expected to own ~50% of the combined company and Aravive shareholders ~50% Upon the closing of the transaction, the merged company will operate under the Aravive name Combined company’s common stock is expected to continue to trade on Nasdaq under a new ticker symbol to be announced at a later date Management & Organization Jay Shepard, Versartis CEO, will be Chief Executive Officer Srinivas Akkaraju, MD, PhD will serve as Chairman of the Board Ray Tabibiazar, M.D., currently Aravive’s Executive Chairman, will continue to serve on the Board of Directors Board of directors to include 7 representatives: 3 designated by Versartis, 3 designated by Aravive, and 1 independent director mutually agreed by the companies Headquartered in Houston, Texas Timing & Closing Transaction has been unanimously approved by boards of both companies Registration Statement and proxy to be filed and transaction close expected in 2H 2018 Closing subject to the approval of Versartis and Aravive shareholders and satisfaction or waiver of customary closing conditions

GAS6 Target Rationale



Biology of GAS6-AXL Signaling
Immune Suppression
Resistance to: Chemotherapy Radiotherapy Targeted therapy
GAS6 Signaling
Resistance to apoptosis/ autophagy
EMT and Metastasis
Proliferation

GAS6: Sole Ligand for AXL and no Ligand Independent Activation of AXL
High affinity GAS6-AXL binding ~30 pM

GAS6 promotes tumor survival & proliferation

- GAS6-AXL inhibition has single agent anti-tumor activity in many tumor types, including ovarian, pancreatic, breast, and kidney

Inhibiting GAS6

- Blocks tumor invasion & metastasis
- Overcomes acquired drug resistance
- Ameliorates desmoplasia and fibrosis
- Enhances the immune response to tumors

GAS6 is redundant for normal tissues

- GAS6 depletion is well tolerated
- Lack of GAS6 inhibition-related adverse events provides large therapeutic index
- GAS6 depletion readily combinable with targeted therapies, immunotherapies and radiotherapy

VERSARTIS 6 aravive BIOLOGICS

AVB-S6-500, a High Affinity, Highly Specific AXL Inhibitor

AVB-S6 is a modified AXL-Fc fusion protein engineered for strong stability and very high affinity for GAS6

- Kd for human GAS6 is ~140 femtomolar
- ~200 fold greater affinity for human GAS6 compared to native AXL receptor
- Very good safety and PK profile
  - No anticipated off-target toxicity given GAS6 not needed by normal tissue
  - No anticipated drug-drug interactions facilitate combination studies
- Structure modeled after marketed drugs:
  - E.g., Enbrel®, Zaltrap®, Orencia®
- Competitors all targeting AXL; none directly targeting GAS6

Strong IP position on GAS6 inhibition

Proprietary biomarker tests to monitor GAS6 levels; serum GAS6 levels associated with efficacy in preclinical studies

Relatively easy to manufacture

- Drug candidate manufactured at high yield and purity


IG2
GAS6
IG1
hIG1

VERSARTIS
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aravive BIOLOGICS

Tumor Microenvironment (TME)
GAS6 Position in Oncology Therapeutic Landscape



Fibroblasts
Tumor cells
Myeloid cells
e.g., macrophages, myeloid suppressor cells, neutrophils
Adipocytes
B lymphocytes
T lymphocytes
Dendritic cells
Fibrosis/ECM
Vasculature/endothelium

Hypoxia, low pH and low nutrients in microenvironment favor AXL expression

3 components of TME:

1. Vasculature
2. Immune cells
3. Mesenchymal cells & ECM

Angiogenesis/Vascular		Immune cells		Mesenchymal, Immune cells, Fibrosis	
VEGF/ VEGFR	Angiogenesis, vasculogenesis and lymphangiogenesis	PD1-L/ PD-L1 & other immune targets	Negatively regulate T cell proliferation, CTL function, cytokine secretion in tumor microenvironment	GAS6/AXL	Induces tumor cell growth, migration, fibrosis, radiation, and chemotherapy resistance, DNA damage repair, orchestrates angiogenesis and immune response
Approved Drugs:	• bevacizumab • sunitinib • sorafinib • pegaptinib • ranibizumab • ramucirumab	Approved Drugs:	• nivolumab • pembrolizumab • atezolizumab	Approved Drugs:	• None

VERSARTIS
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aravive BIOLOGICS

General Approaches to Inhibiting RTKs Decoy Receptor is Well Suited for AXL RTK inhibition WT AXL has pM Affinity; Aravive’s Protein has fM Affinity Complete target coverage due to high affinity with no anticipated off-target toxicity Strong IP position

Axl Inhibition by AVB-S6-500 is Selective and Potent In vivo activity Breast cancer lung metastasis AVB-S6 AVB-S6 J Clin Invest. 2017;127(1):183–198

*Established Metastatic Disease **Methods in Rankin et al 2012 Platinum Resistant Ovarian Cancer Model with Larger Tumor Burden and Later Stage of Disease 330 fM > 2 nM 10 pM Affinity >2nM 10pM 0.33pM Control unoptimized AVB-S6 Affinity Matters J Clin Invest. 2017;127(1):183–198

Demonstrated Activity in Multiple Platinum-Resistant Ovarian Cancer Models

Single Agent Activity, Synergistic with DDR Agent in Orthotopic Models



Number of Metastases
1000
800
600
400
200
0
160
140
60
40
20
0
****
Control
AVB-S6
Dox
AVB-S6 + Dox
Tumor weight (grams)
0.75
0.50
0.25
0
0.2
0.1
0
*
****
****
****
Control
AVB-S6
Dox
AVB-S6 + Dox

MS Kariolis, et al., *Inhibition of the GAS6/AXL pathway augments the efficacy of chemotherapies. J. Clin. Invest, 2017*

- **Single agent activity, synergistic with DDR Agent in multiple platinum-resistant ovarian cancer models (Ovcar8)**

No detectable disease (60%) is seen with the combination of Dox plus AVB-S6

VERSARTIS 12 aravive BIOLOGICS

GAS6/AXL Pathway Inhibition Improves Immunotherapy Response in Combination with Radiation Aguilera et al “Reprogramming the Immunologic Microenvironment Through Radiation and Targeting AXL”, Nature Communication, Dec. 2016 Py8119 is a Radiation & Immunotherapy Resistant Breast Cancer Model Minimal response to XRT alone when expressing AXL CRISPR mediated loss of AXL leads to improved radiation sensitivity Anti-CTLA4 and anti-PD-1 mAb further enhance radiation sensitivity

Summary of Preclinical Tumor Models

Single Agent Mouse Studies

1. 4T1 mouse mammary tumor implanted in mammary fat pad
2. SKOV3.IP Human Ovarian Xenograft model
3. OVCAR8 Human Ovarian Xenograft model
4. PDA-1 Human Pancreatic Xenograft model
5. SN12L1 Human Renal Xenograft model

AVB-S6-500 in Murine Combination Studies

1. LM-P mouse orthotopic pancreatic model Gemcitabine plus AVB-S6-500
2. SKOV3.IP Human Ovarian Xenograft model Doxorubicin plus AVB-S6-500
3. OVCAR8 Human Ovarian Xenograft model Doxorubicin plus AVB-S6-500
4. PDX – Renal RTKi resistant in combo with RTKi

AVB-S6-500 as a Single Agent

- **Reduction of metastases to lung (breast and renal models)**
- **Reduction of metastases to peritoneum (ovarian and pancreatic models)**
- **Decreased fibrosis in pancreatic model**

AVB-S6-500 in Combination

- **Survival tripled in pancreatic model (relative to gem alone)**
- **Reduction in number and weight of metastases in combination with doxorubicin (relative to Dox alone) in ovarian models**

VERSARTIS

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aravive BIOLOGICS

Complementary Biomarker A proprietary biomarker assay to establish proof of mechanism in the clinic and accelerate clinical development Detects free GAS6 in mice and human samples and can be used as an effective PK/PD marker clinically Correlates with anti-tumor activity of drug in preclinical models and PK/PD in rodents & NHP completed Maximal free GAS6 Inhibition at ≤ 3 mg/kg in mice Dose (mg/kg) Assessed 12 hours following dose Free GAS6 in serum (% of untreated control)

Summary Opportunity Significant opportunity for Versartis shareholders Synergy Combined talent and financial resources to advance the development program to multiple important inflection points over the next 24 months Promising, Validated Target GAS6-AXL is a promising oncology target that has been scientifically validated In-human Experience AVB-S6-500, has been well tolerated in an ongoing Phase 1 trial where proof of mechanism has been established-- full GAS6 neutralization at all doses tested Moving into Expanded Clinical Development Planning to initiate the Phase 1b portion of a Phase 1b/2 trial in ovarian cancer in H2 2018 Expect to initiate additional trials combining AVB-S6-500 with standard of care therapies in a number of tumor types in 2019 Recognition Aravive received the largest single corporate grant by Cancer Prevention & Research Institute of Texas (CPRIT) to date Named by Fierce Biotech as a 2017 Fierce 15 company—one of the most promising private biotech companies in the industry